

January 5, 2021

Michael Crinieri
Global Head of Exchange Traded Funds
Goldman Sachs Physical Gold ETF
240 Greenwich Street, 8th Floor
New York, NY 10286

> **Re: Goldman Sachs Physical Gold ETF**
> **Registration Statement on Form S-3**
> **Filed December 28, 2020**
> **File No. 333-251769**

Dear Mr. Crinieri:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance